Exhibit 99.2

Fifth Amendment
to
Third Amended and Restated Credit Agreement

This Fifth Amendment to Third Amended and Restated Credit Agreement (this “Amendment”) is dated as of November 7, 2013, among Student Transportation of America, Inc., a Delaware corporation (the “Borrower”), Student Transportation of Canada Inc., an Ontario Corporation (“STC”), Parkview Transit Inc. (“Parkview” and together with STC individually, a “Canadian Borrower” and collectively, the “Canadian Borrowers”), the Guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and BMO Harris Bank N.A. (f/k/a Harris N.A.), as administrative agent (in such capacity, the “Administrative Agent”)

Preliminary Statements

A.  The Borrower, the Canadian Borrowers, Student Transportation of America Holdings, Inc., the guarantors party thereto (the “Guarantors”), the financial institutions party thereto as Lenders and the Administrative Agent have heretofore entered into that certain Third Amended and Restated Credit Agreement, dated as of February 4, 2011 (as heretofore amended or otherwise modified, the “Credit Agreement”); and

B.  The Borrower and Canadian Borrowers have asked the Lenders to permit the issuance of additional Convertible Notes and the payments and conversions with respect thereto, and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

Now, Therefore, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
Definitions

Section 1.1  Use of Defined Terms.  Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

Article II
Amendment

Section 2.1.  The definition of “Convertible Notes” appearing in Section 5.1 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

“Convertible Notes” means (I) the convertible senior subordinated notes of the Parent (A) issued on June 21, 2010 in an aggregate principal amount of CAN$50,000,000, having a maturity date of June 30, 2015, with no amortization and bearing interest at 6.75% per annum, (B) issued on or about November 12, 2013, but not later than December 15, 2013 in an aggregate principal amount of up to CAN$86,250,000, having a maturity date of June 30, 2019, with no amortization and bearing interest at 6.25% per annum, and (C) issued on June 7, 2011 in an aggregate principal amount of $60,000,000 (the “U.S. Convertible Notes”), having a maturity date of June 30, 2018, with no amortization and bearing interest at 6.25% per annum and (II) substantially concurrent with the redemption of the U.S. Convertible Notes, the Newco Convertible Notes. Each reference to the “Convertible Notes” shall be deemed a reference to each Convertible Note individually or all Convertible Notes, as the context may require and shall include any replacement, renewal, refinancing or extension thereof that (i) does not exceed the aggregate principal amount of the Convertible Notes being replaced, renewed, refinanced or extended, (ii) contains terms substantially identical (except for interest rate) to the Convertible Notes being replaced, renewed, refinanced or extended and (iii) does not bear interest at a rate per annum in excess of the rate borne by the Convertible Notes being replaced, renewed, refinanced or extended.

Article III
Representations And Warranties

Section 3.1  Credit Agreement Representations.  In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, each Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2  Due Authorization, Non-Contravention, etc.  The execution, delivery and performance by the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor of this Amendment are within the Borrower’s, each Canadian Borrower’s, STA Holdings’ and each other Guarantor’s powers, have been duly authorized by all necessary corporate or limited liability company action, as applicable, and do not:

(a)contravene the Borrower’s, either Canadian Borrower’s, STA Holdings’ or any other Guarantor’s constituent documents;

(b)contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, either Canadian Borrower, STA Holdings or any other Guarantor; or

(c)result in, or require the creation or imposition of, any Lien on any of the Borrower’s, either Canadian Borrower’s, STA Holdings’ or any other Guarantor’s properties.

Section 3.3  Government Approval, Regulation, etc.  No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, either  Canadian Borrower, STA Holdings or any other Guarantor of this Amendment.

Section 3.4  Validity, etc.  This Amendment constitutes the legal, valid and binding obligation of the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

Article IV
Effectiveness

Section 4.1  Effectiveness. This Amendment shall become effective upon the Administrative Agent’s receipt of (i) this Amendment executed by each of the Borrower, the Canadian Borrowers, the Guarantors, the Administrative Agent and the Required Lenders and (ii) a fully-executed amendment to the Note Purchase Agreement dated as of the date hereof, in form and substance satisfactory to the Administrative Agent.

Article V
Miscellaneous Provisions

Section 5.1  Ratification of and References to the Credit Agreement.  Except for the amendment expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect.  The Borrower, each Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrowers and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby.  Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment.  Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2.  Headings.  The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3  Execution in Counterparts.  This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4.  No Other Amendments.  Except for the amendment expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.5.  Costs and Expenses.  The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.6  Governing Law.  This Amendment shall be construed in accordance with and governed by the internal law of the State of Illinois.

[remainder of page intentionally left blank]

In Witness Whereof, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

[Fifth Amendment to Third Amended and Restated Credit Agreement]

“Guarantors”

Student Transportation Inc.
Canadex Resources Inc
Leuschen Bros. Limited
Student Transportation of America Holdings, Inc.
Student Transportation of America ULC
Santa Barbara Transportation Corporation
STA of Connecticut, Inc.
Goffstown Truck Center, Inc.
Rick Bus Company
STA of Pennsylvania, Inc.
Krise Bus Service, Inc.
Student Transportation of Vermont, Inc.
STA of New York, Inc.
Ledgemere Transportation, Inc.
Positive Connections, Inc.
Altoona Student Transportation, Inc.
Student Transportation of Florida, Inc.
Jordan Transportation, Inc.
Jordan Bus Service, Inc.
Grand Island Transit Corporation
Dairyland-Hamilton, Inc.
Lakeland Area Bus Service, Inc.
Lakeside Buses of Wisconsin, Inc.
Dairyland Buses, Inc.
School Transportation Services, LLC
Ocean State Transport, LLC
SchoolWheels Direct, Inc.
Student Transportation of Nebraska, Inc.

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]

[Fifth Amendment to Third Amended and Restated Credit Agreement]